Via Facsimile and U.S. Mail
Mail Stop 6010

January 20, 2006

Ms. Karen M. Spaun
Senior Vice President and Chief Financial Officer
Meadowbrook Insurance Group, Inc.
26255 American Drive
Southfield, Michigan 48034-6112

  Re: Meadowbrook Insurance Group, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2004
    Form 10-Q for the nine month period ended September 30, 2005
    File No. 0-17254

Dear Ms. Spaun:

  We have reviewed your January 9, 2006 response to our December 14, 2005 comment letter and have the following comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2004 Form 10-K, filed March 16, 2005

Item 1: Business

Company Segments

Specialty Risk Management Operations

Risk-Sharing Programs, page 6

1. We have reviewed your response to our comment #1. Please provide additional information regarding your evaluation of the first condition under paragraph 4.h of FIN 46(R) that you do not participate in the decision making regarding the design or redesign of the structures. Your current disclosures within your Form 10-K stipulates that you "assist with the formation of the captive" and that you

Ms. Karen M. Spaun
Meadowbrook Insurance Group, Inc.
January 20, 2006
Page 2

"work with the captive to determine the amount of risk exposure that will be assumed by the captive." Additionally, it is presumed that a majority of your clients do not have the expertise to set up a captive or rent-a-captive insurance company. Please specifically explain to us what assistance you provide to your clients in the formation of the captive and why management believes that these activities, along with the determination of risk exposure, does not constitute decision making regarding the design of the structure.

2.   Please provide additional information regarding your evaluation that these structures operate independently from you given that you typically provide general and risk management services to these structures and that the majority, if not all, the operations of these structures is typically through a quota share agreement with you. Please provide to us a summary of the provisions of the various service contracts, including the responsibilities of each party to the contract. Specifically, please tell us who determines the amount of risk that is ceded to the captive and the excess re-insurer, whether these percentages are changed during the life of the structure, who makes the decision to change the risk sharing percentages, and what input you have in making this change. Lastly, given the significant number of services that you provide to these structures, including policy issuance services, loss prevention services and claims administrative and handling services, it would appear that you may possess a controlling financial interest through a contractual management arrangement. Within your summary, please provide to use management's consideration of the six requirements needed for a controlling financial interest as promulgated by EITF 97-2.

3.   Please clarify to us your statement that these structures "have the ability to absorb losses, which would be in the form of increased premiums." Specifically, tell us how losses are calculated, who would be the responsible party to absorb significant operating losses if they were to occur, and how would increases in future premiums facilitate the absorption of these losses. Please provide similar information regarding your rent-a-captive arrangements within your wholly owned subsidiary, American Indemnity Company, Ltd including how operating loss is defined.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

If you have any questions, please contact Kevin Woody, Branch Chief, at (202) 551-3629. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant